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Rita Rubin
Ropes & Gray LLP
191 North Wacker Drive 32nd Floor
Chicago, IL 60606-4302
T +1 312 845 1241
rita.rubin@ropesgray.com

June 29, 2023

via edgar

Mark Cowan

Jason Fox

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”) (File No. 333-261189)

Dear Messrs. Cowan and Fox:

Below are responses to the comments we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on June 28, 2023, with regard to the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to the proposed reorganization of the series of First American Funds, Inc. (each series, an “Acquired Fund,” and collectively, the “Acquired Funds”) with and into corresponding series of the Registrant (each series, as applicable, an “Acquiring Fund,” and collectively, the “Acquiring Funds”). The Registration Statement was filed with the Commission on June 20, 2023.

The comments from the Staff, along with the Registrant’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General Comments

1.	Comment: Consistent with the response to Comment 5 on the correspondence filed with the Registration Statement on June 20, 2023, in which the Registrant confirmed that the Acquired Funds would the accounting survivors in accordance with the factors considered in the North American Security Trust No-Action Letter, please ensure all references to the performance and accounting survivor are to the “Acquired Funds” and not the “Acquiring Funds.”

Response: The requested change has been made.

2.	Comment: Please confirm that supplemental financial information otherwise required by Regulation S-X 6-11(d) is not applicable because no material changes in the portfolio holdings of an Acquired Fund will result due to the investment restrictions of the respective Acquiring Fund and because there are no material differences in the accounting policies of an Acquired Fund and its respective Acquiring Fund.

Response: The Registrant so confirms.

3.	Comment: With respect to the items incorporated by reference, please include the date of the effective registration statement for the Acquiring Funds.

Response: The requested change has been made.

Proxy Statement/Prospectus Comments

4.	Comment: In the paragraph following the “Comparative Fee and Expense Tables,” please delete “as of December 31, 2022.”

Response: The requested change has been made.

5.	Comment: In the third bullet point following the “Expense Examples,” please delete “as they were as of December 31, 2022.”

Response: The requested change has been made.

6.	Comment: In the first footnote following the table in the “Comparison of Fundamental Policies” section, please confirm the following language only applies to the Acquired Funds and is not included in the Acquiring Funds registration statement: “Therefore, under normal market conditions, Institutional Prime Obligations Fund and Retail Prime Obligations Fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. Institutional Prime Obligations Fund and Retail Prime Obligations Fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure.”

Response: The Registrant respectfully notes that the fundamental investment policy to concentrate investments in the banking industry with respect to Institutional Prime Obligations Fund and Retail Prime Obligations Fund are the same for the Acquired Funds and the Acquiring Funds and may not be changed without approval of a majority of the outstanding shares of each such fund.

7.	Comment: In the second footnote following the table in the “Comparison of Fundamental Policies” section, please delete “under normal market conditions” from the following sentence: Each of Institutional Prime Obligations Fund and Retail Prime Obligations Fund has a fundamental policy pursuant to which it will concentrate more than 25% of its total assets in securities issued by companies in the banking industry; therefore, under normal market conditions, each such Acquiring Fund will invest more than 25% of its total assets in securities issued by companies in the banking industry.”

Response:	The Registrant respectfully declines to make this change.

8.	Comment: In the second footnote following the table in the “Comparison of Fundamental Policies” section, please delete “variable rate demand notes” and revise “short-term obligations” to “short-term deposit obligations” in the following sentence: “For the purposes of the foregoing, domestic bank deposit instruments include fixed and variable rate certificates of deposit, time deposits, bankers’ acceptances, variable rate demand notes and other short-term obligations issued or backed by such domestic commercial banks (not including commercial paper issued by such banks).”

Response: The requested change has been made.

9.	Comment: Under the “Performance Information” section, please include the most recent calendar quarter end performance information for each fund consistent with Instruction 2(ii) of Item 4 of Form N-1A.

Response: The requested change has been made.

10.	Comment: Under the “Federal Income Tax Consequences of the Reorganizations” section, please insert “tax-free” before “‘reorganization’ within the meaning of Section 368(a) of the Code.”

Response: The requested change has been made.

11.	Comment: In the “Pricing of Fund Shares” section, please delete the following sentence: “Contact your financial intermediary to determine the time by which it must receive your order to be assured same day processing.”

Response: The Registrant has revised the sentence as follows: “Contact your financial intermediary for any additional instructions they may have to assure same day processing of your order.”

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/ Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.
Eric J. Thole
Jill M. Stevenson
Richard J. Ertel, Esq.

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